Exhibit 99.1

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2012	2011
	(Unaudited)

Revenues	$24,217	$17,183
Cost of revenues	6,901	4,852
Gross profit	17,316	12,331

Operating expenses:
Research and development costs, net	4,010	2,971
Sales and marketing	7,755	6,314
General and administrative	2,774	1,427
Total operating expenses	14,539	10,712
Operating profit	2,777	1,619
Financial and other income, net	462	92
Profit before income tax expenses	3,239	1,711

Tax expenses	3	85
Net profit	3,236	1,626

Basic net profit per share	$0.10	$0.07

Diluted net profit per share	$0.10	$0.06

Weighted average number of shares
used in computing basic net
earnings per share	31,218,667	23,980,623

Weighted average number of shares
used in computing diluted net
earnings per share	32,923,903	25,898,321

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2012	2011
	(Unaudited)

GAAP net profit as reported	$3,236	$1,626

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	44	23
Research and development costs, net	188	92
Sales and marketing	318	221
General and administrative	166	181
Expenses related to M&A activities and compliance with regulatory matters
General and administrative	1,045	-
Core technology amortization- cost of revenues	31	30
Total adjustments to operating loss	1,792	547

Financial and other expenses, net

Total adjustments	1,792	547

Non-GAAP net profit	$5,028	$2,173

Non- GAAP basic net profit per share	$0.16	$0.09

Non- GAAP diluted net profit per share	$0.15	$0.08

Weighted average number of shares
used in computing basic net
earnings per share	31,218,667	23,980,623

Weighted average number of shares
used in computing diluted net
earnings per share	33,078,735	26,035,245

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2012	2011
	(Unaudited)

Revenues	$24,217	$17,183
Cost of revenues	6,826	4,799
Gross profit	17,391	12,384

Operating expenses:
Research and development costs, net	3,822	2,879
Sales and marketing	7,437	6,093
General and administrative	1,563	1,246
Total operating expenses	12,822	10,218
Operating profit	4,569	2,166
Financial and other income, net	462	92
Profit before income tax expenses	5,031	2,258

Tax expenses	3	85
Net profit	5,028	2,173

Basic net profit per share	$0.16	$0.09

Diluted net profit per share	$0.15	$0.08

Weighted average number of shares
used in computing basic net
earnings per share	31,218,667	23,980,623

Weighted average number of shares
used in computing diluted net
earnings per share	33,078,735	26,035,245

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2012	2011
	(Audited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$140,902	$116,682
Short term deposits	6,000	24,000
Marketable securities and restricted cash	18,535	18,718
Trade receivables, net	16,313	11,926
Other receivables and prepaid expenses	5,839	5,950
Inventories	10,652	10,501
Total current assets	198,241	187,777

LONG-TERM ASSETS:
Severance pay fund	184	178
Other assets	357	356
Total long-term assets	541	534
PROPERTY AND EQUIPMENT, NET	5,406	5,352
GOODWILL AND INTANGIBLE ASSETS, NET	3,364	3,395

Total assets	$207,552	$197,058

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,939	$2,684
Deferred revenues	18,590	16,694
Other payables and accrued expenses	8,432	9,462
Total current liabilities	32,961	28,840

LONG-TERM LIABILITIES:
Deferred revenues	4,745	5,430
Accrued severance pay	219	219
Total long-term liabilities	4,964	5,649
SHAREHOLDERS' EQUITY	169,627	162,569

Total liabilities and shareholders' equity	$207,552	$197,058

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2012	2011
	(Unaudited)

Cash flows from operating activities:

Net income	$3,236	$1,626
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	645	661
Stock-based compensation related to options granted to employees and non-employees	716	517
Amortization of intangible assets	31	30
Capital loss (gain)	4	(4)
Decrease (Increase) in accrued severance pay, net	(6)	3
Increase in other assets	(1)	(3)
Decease (Increase) in accrued interest and amortization of premium on marketable securities	37	(1)
Increase in trade receivables	(4,387)	(2,768)
Decrease (Increase) in other receivables and prepaid expenses	224	(94)
Increase in inventories	(151)	(814)
Increase in trade payables	3,255	27
Increase (Decrease) in employees and payroll accruals	265	(592)
Increase in deferred revenues	1,211	1,459
Increase (Decrease) in other payables and accrued expenses	(677)	918

Net cash provided by operating activities	4,402	965

Cash flows from investing activities:

Increase in restricted deposit	(44)	(486)
Redemption of short-term deposits	18,000	-
Purchase of property and equipment	(703)	(710)
Proceeds from sale of property and equipment	-	30
Investment in marketable securities	(251)	(853)
Proceeds from redemption or sale of marketable securities	450	800

Net cash provided by (used in) investing activities	17,452	(1,219)

Cash flows from financing activities:

Proceeds from exercise of options	2,366	1,253

Net cash provided by financing activities	2,366	1,253

Increase in cash and cash equivalents	24,220	999
Cash and cash equivalents at the beginning of the year	116,682	42,858

Cash and cash equivalents at the end of the year	$140,902	$43,857